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                          August 24, 2022

       Brad S. Elliott
       Chief Executive Officer
       Equity Bancshares, Inc.
       7701 East Kellogg Drive, Suite 300
       Wichita, KS 67207

                                                        Re: Equity Bancshares,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on August 23,
2022
                                                            File No. 333-267025

       Dear Mr. Elliott:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Mike Keeley, Esq.